15025799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookline Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 20th Place South, Suite 275
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ron Goff 404-835-7560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiPiazza LaRocca Heeter & Co., LLC
(Name – *if individual, state last, first, middle name*)

510 Office Park Drive, Suite 100	Birmingham	Alabama	35223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald W. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookline Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ronald W Goff
Signature

Ronald W Goff
Title

Carolyn Elizabeth Shupp 2/2/17
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKLINE GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2014

BROOKLINE GROUP, LLC

Table of Contents

Brookline Group, LLC

Statement of Financial Condition
December 31, 2014

Assets	
Current Assets	
Cash	$ 687,846
Cash on deposit with clearing broker	87,181
Accounts receivable	64,770
Employee advances	25,000
Total current assets	864,797
Noncurrent Assets	
Restricted securities	25,704
Warrants (not readily marketable)	195,304
Property and equipment, net	8,938
Prepaid expenses and deposits	36,420
Total noncurrent assets	266,366
Total assets	$ 1,131,163
Liabilities and Members' Capital	
Current Liabilities	
Accounts payable	$ 20,985
Due to clearing broker	8,812
Accrued expenses	616,271
Total current liabilities	646,068
Members' equity	485,095
Total liabilities and members' capital	$ 1,131,163

See notes to financial statements.

Brookline Group, LLC

Statement of Operations
Year Ended December 31, 2014

Revenues	
Investment banking and consulting	$ 2,419,794
Commissions	103,831
Interest income	7
Unrealized gain on investments	37,742
Total revenues	2,561,374
Expenses	
Salaries, commissions and related benefits	1,947,488
Occupancy and other office expenses	120,345
Communications	39,417
Clearing, transaction services and research	80,429
Professional fees	191,915
Regulatory expense	35,323
Other expenses	15,002
Travel, lodging and meals	34,332
Depreciation expense	3,153
Total expenses	2,467,404
Net income	$ 93,970

See notes to financial statements.